FOG Equities, LLC

Annual Audit Report

December 31, 2023

Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68831

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/23 _____ AND ENDING 12/31/23 _____

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FOG Equities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

209 S. LaSalle Street, Suite 502
_____
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helene Berson	4152033960	hbersoncpa@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
_____
(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

3/24/09	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard McDevitt_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FOG Equities, LLC_____, as of _____December 31__, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Executive Officer



Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of FOG Equities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FOG Equities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FOG Equities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FOG Equities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FOG Equities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as FOG Equities, LLC's auditor since 2016.
Chicago, Illinois
February 26, 2024

FOG Equities, LLC

Statement of Financial Condition

December 31, 2023

Assets		
Cash	$	1,190,946
Deposit with clearing broker		250,000
Receivable from clearing broker		16,346
Right of use asset		26,330
Commissions receivable, net of $31,416 allowance		1,167,656
Due from affiliate		38,263
Fixed assets net of $7,730 accumulated depreciation		3,676
Prepaid expenses and other assets		37,608
Total Assets	$	2,730,825

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,010,236
Lease liability		26,500
Due to affiliate		29,251
Total Liabilities	$	1,065,987
Member's Equity		1,664,838
Total Liabilities and Member's Equity	$	2,730,825

See accompanying notes.

FOG Equities, LLC

Notes to Financial Statement

December 31, 2023

1. Organization

FOG Equities, LLC (the "Company") was formed as a limited liability company on December 2, 2010. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a principal on the Chicago Stock Exchange as of June 27, 2011. On June 10, 2013, the company became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is to provide equity floor brokerage services to its institutional customers. Effective January 1, 2017, the Company became a wholly owned subsidiary of FCF Group Intermediate Holdings, LLC. The Company merged with New Albion Partners, LLC ("NAP"), effective January 1, 2019. The Company assumed all assets and liabilities of NAP as of January 1, 2020.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Accounts Receivable
The Company's receivables are due from various institutional companies, including broker dealers, under contractual agreements. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired.

Revenue Recognition
The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contacts with Customers effective in 2018. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company provides brokerage execution services to various customers whereby a customer requests the Company to transact or execute the purchase or sale of a specific stock as instructed by the customer. The Company invoices these customers monthly for the various services in which the Company has purchased and sold pursuant to the customer requests. The Company believes that the performance obligation is met on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company.

Exchange Rebates
Rebates are based on trade volume executed on the NYSE Chicago Stock Exchange and are credited by the Exchange on a monthly basis.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

FOG Equities, LLC

Notes to Financial Statement

December 31, 2023

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2023, the Company held no Level 1, Level 2 or Level 3 investments.

Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its direct owner/ sole member, FCF Group Intermediate Holdings, LLC, which subsequently passes 100% of its taxable income and expenses to the ultimate holding company, FCF Group Holdings, LLC. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to examinations by major tax jurisdictions for years before 2020. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2023.

Depreciation

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software.

FOG Equities, LLC

Notes to Financial Statement

December 31, 2023

2. Significant Accounting Policies (continued)

Accounting for Leases
In February 2016, FASB amended the guidance on accounting for leases. The new guidance required leases to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by the qualifying leases. The recognition, measurement and presentation of the expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning on July 1, 2019. The commencement date of the lease was June 1, 2023. At adoption, the Company recognized lease liabilities of $42,472, representing the present value of the remaining fixed lease payments based on the incremental borrowing rates as of December 31, 2022. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $42,472 at adoption, which represents the measurement of the lease liabilities, prepaid lease payments made to lessors, initial direct costs incurred by the Company and lease incentives received. For further information, see Note 11 – Lease Commitment.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1). This rule requires the Company to maintain a minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Further, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2023, the Company's net capital was $860,953 which was $791,643 in excess of the required net capital of $69,310. The Company's aggregated indebtedness to net capital ratio was 1.21 at December 31, 2023.

4. Risk Concentration

The Company's cash consists of cash held at various financial institutions where it may, at times, exceed government insurance limits during the year. At December 31, 2023 the Company had an uninsured cash balance of $277,944.

Fog Equities, LLC

Notes to Financial Statement

December 31, 2023

5. Deposit with Clearing Organization

The Company's clearing organization, RBC Clearing & Custody ("Clearing firm"), requires that it maintain at least $250,000 in deposits.

At December 31, 2023, the Company had $250,000 in deposits shown with deposits with clearing broker on the statement of financial condition.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities floor broker, the Company acts in an agency only capacity for counterparties such as broker dealers, banks and other financial institutions. The Company does not commit capital or otherwise engage in proprietary trading activities. The Company maintains a fully disclosed clearing agreement with Clearing firm. The agreement between the Company and Clearing firm provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

8. Occupancy

Occupancy expenses are for costs related to office space utilized by the Company.

9. Related Party Transactions

Effective January 1, 2020, the Company maintains an expense sharing agreement with its affiliates under common control ((Casey Securities, LLC ("CSEC"), RFA Securities LLC ("RFA") and FCF Group Holdings, LLC ("FCF")). Effective May 1, 2023, the Company revised its expense sharing agreement to include Hamilton Executions LLC ("Hamilton") a broker-dealer acquired and under common control.

During the year ending December 31, 2023, the Company was charged by CSEC a total of $282,489 for shared office space and other expenses according to the agreement and charged CSEC a total of $1,546 for execution services/passthrough CHX fees. At December 31, 2023, the Company owed CSEC $29,251, which is reflected in due to affiliate on the statement of financial condition.

During the year ended December 31, 2023 the Company charged RFA a total of $32,802 for shared expenses according to the agreement. At December 31, 2023, RFA owed the Company $15,052 which is presented as a due from affiliate on the statement of financial condition.

During the year ended December 31, 2023 the Company charged Hamilton a total of $91,122 for shared expenses according to the agreement. At December 31, 2023, Hamilton owed the Company $23,211 which is presented as a due from affiliate on the statement of financial condition.

Fog Equities, LLC

Notes to Financial Statement

December 31, 2023

10. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. The Company matches a portion of employee contributions and may elect to make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. During the year ended December 31, 2023, employee contributions totaled $90,666 and employer contributions totaled $ 3,466.

11. Lease Commitment

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. Rent expense for the year ended December 31, 2023 totaled $52,166, which is included in occupancy costs on the statement of operations. The Company has obligations under the operating leases with non-cancelable terms. Annual rentals for office space at December 31, 2023 are approximately as listed below:

Year Ending December 31,	Amount
2024	27,058
Total lease payments	27,058
Less imputed interest	(558)
Present value of lease liability	26,500

12. Subsequent Events

The Company has evaluated the subsequent events through February 26, 2024, the date which the financial statements were available to be issued, noting no material events requiring disclosure except as noted below.

During the months of January and February, 2024, the Company had member's equity withdrawals totaling $300,000.